SEC File Number: 001-12983

CUSIP Number: 369300108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 27, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

General Cable Corporation

Full Name of Registrant

Former Name if Applicable

4 Tesseneer Drive

Address of Principal Executive Office (Street and Number)

Highland Heights, Kentucky 41076

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

General Cable Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 27, 2013 on a timely basis for the reasons described below, which could not be eliminated by the Company without unreasonable effort or expense.

As described in the Current Report on Form 8-K (the “Form 8-K”) filed on October 15, 2013 by General Cable Corporation (the “Company”), the Audit Committee of the Company’s Board of Directors, upon the recommendation of the Company’s executive officers, concluded that due to certain accounting errors, in the aggregate, related to i) value added tax (VAT) and ii) revenue recognition in connection with historical “bill and hold” transactions for aerial transmission projects in Brazil, the Company’s previously issued consolidated financial statements for the fiscal years 2008 through 2012 (and the related reports of its independent registered public accounting firm) and the interim periods during those years, and the financial statements as of, as well as for, the three fiscal months ended March 29, 2013 should no longer be relied upon.

The Company intends to correct the effect of the accounting errors by filing amendments to its Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 30, 2012, June 29, 2012, September 28, 2012 and March 29, 2013 and Annual Reports on Form 10-K for the fiscal years ended December 31, 2011 and December 31, 2012. The Company’s restated financial statements also will reflect adjustments in response to comments of the Staff of the SEC described in its Form 8-K filed on July 31, 2013. The Company will also concurrently file its Form 10-Q for the fiscal quarter ended June 28, 2013, which has not previously been filed, as the Company was evaluating certain of the items described above. Due to the impact of the above matters on the presentation of the Company’s financial statements in its Form 10-Q for the quarter ended September 27, 2013, the Company is unable to file its Form 10-Q for the quarter ended September 27, 2013 until the Company amends the Company’s 2011 Form 10K/A and subsequent periodic filings and files its Form 10-Q for the quarter ended June 28, 2013. The Company is endeavoring to bring these matters to conclusion as quickly as possible and then will initiate the amendment of prior filings, the filing of the Form 10-Q for the quarter ended June 28, 2013 and the filing of the Form 10-Q for the quarter ended September 27, 2013. At this time, the Company is unable to represent that the Form 10-Q for the quarter ended September 27, 2013 will be filed on or before the fifth calendar day following its prescribed due date.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “anticipate,” “intend,”“estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions, although not all forward-looking statements contain these identifying words. These statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, including, without limitation, risks described in the Company’s filings with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Siverd	859	572-8890
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

June 28, 2013

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this Notification the Company is in the process of correcting the effect of the accounting errors in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2012. At this time the Company cannot reasonably estimate if there is a significant change in results of operations from the corresponding period for the last fiscal year which will be reflected by the earnings statement to be included in the Quarterly Report on Form 10-Q for the quarter ended September 27, 2013 when filed.

General Cable Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 7, 2013	By	/s/ Robert J. Siverd
Name: Robert J. Siverd
Title: Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).